# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KULR Technology Group, Inc., CIK 0001662684
CUSIP: 50125G109
Title of class of securities: Common Stock, par value $0.0001 per share, Series A Voting Preferred Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 555 River Forge Road, Suite 100, Webster, Texas (TX), 77598
Date of event which requires filing of this statement: 01/16/2025
Amends the filing with accession number 0001662684-16-000002
Filed by CIK 0001680640
Persons authorized to receive notices and communications: Jay K. Yamamoto, Esq., 1185 Avenue of the Americas, 31st Floor, New York, New York (NY), 10036, 212-930-9700

## Reporting persons
- Michael Mo (CIK 0001680640): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 24,941,340; shared voting power 0; sole dispositive power 24,941,340; shared dispositive power 0; aggregate amount beneficially owned 24,941,340 (8.99% of the class)
  Comment: (1) As of the date hereof, Michael Mo (the "Reporting Person") may be deemed to beneficially own an aggregate of 24,941,340 shares of common stock, par value $0.0001 per share (the "Common Stock"), of KULR Technology Group, Inc., a Delaware corporation (the "Issuer" or the "Company"), which amount includes: (i) 19,755,110 shares held directly by Mr. Mo, (ii) 1,400,000 shares held jointly by Mr. Mo and his spouse, Linda Mo, and (iii) an aggregate of 3,786,230 shares underlying various restricted stock unit grants, even though they are not expected to settle or vest within 60 days of this filing, but excludes, shares held by Mr. Mo's son Alexander Mo and shares held by Mr. Mo's son Brandon Mo, over which shares Mr. Mo disclaims beneficial ownership, as Mr. Mo has no control over the dispositive or voting power over the shares and his sons no longer live in the same household as Mr. Mo.
  
  (2) As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,000,000 shares of Non-Convertible Series A Voting Preferred Stock, par value $0.0001 per share (the "Preferred Stock"). Each share of the Preferred Stock entitles the Reporting Person to votes equal to one hundred (100) votes per share of Preferred Stock held.
  
  (3) The foregoing reported beneficial ownership percentage is based on 273,554,067 shares of Common Stock issued and outstanding and assumes the issuance of 3,786,230 shares underlying various restricted stock units granted to Mr. Mo, even though they are not expected to settle or vest within 60 days of this filing.
  
  (4) Mr. Mo is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by Mr. Mo, the aggregate voting power held by Mr. Mo would be 33.11% of all voting rights of the Issuer's voting securities (based on 377,340,297 aggregate votes).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share, Series A Voting Preferred Stock, par value $0.0001 per share
Name of issuer: KULR Technology Group, Inc.
Address of issuer's principal executive offices: 555 River Forge Road, Suite 100, Webster, Texas (TX), 77598

## Item 2. Identity and Background
Name of person filing: Michael Mo
Residence or business address: The address of the principal office of the Reporting Person is c/o KULR Technology Group, Inc., 555 River Forge Road, Suite 100, Webster, Texas 77598.
Present principal occupation or employment: Mr. Mo is the Chairman of the Board of Directors of the Issuer ("Board") and the Chief Executive Officer of KULR Technology Group, Inc.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
There were no personal funds used by the Reporting Person in the acquisition of any of the securities described below.

On May 23, 2024, the Board approved a grant of 286,230 restricted stock units ("RSUs"), which RSUs vest on May 23, 2025. On January 16, 2025, the Board approved a grant of 2,000,000 RSUs, which RSUs vest over a four-year period in equal annual installments, with the first installment vesting on January 17, 2026, contingent on continued employment with the Company.

On January 16, 2025, the Board approved the issuance of 270,000 shares of Preferred Stock to the Reporting Person, in accordance with a resolution passed by the Board and the prior approval of the majority stockholders of the Company. This issuance is part of a strategic initiative to reinforce and enhance the Issuer's flexibility to optimize its negotiating position in any potential current and/or future engagements with commercial, financial, and/or strategic parties, and to provide defenses against potential hostile third-party actions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Following the recommendation of the Compensation Committee of the Board, on May 23, 2024, the Board approved and granted Mr. Mo 286,230 RSUs to vest over a one-year period, contingent on continued employment with the Company.

Following the recommendation of the Compensation Committee of the Board, on January 16, 2025, the Board approved, certain adjustments to the cash compensation and, grant of restricted stock units to the executive officers of the Company. The Committee and the Board recognized that the Reporting Person has demonstrated exceptional dedication and leadership, guiding the Company through significant market volatility and extended periods without compensatory adjustments, and granted Mr. Mo 2,000,000 RSUs to vest over a four-year period in equal annual installments, with the first installment vesting on January 17, 2026, contingent on continued employment with the Company.

On January 16, 2025, the Board approved the issuance of 270,000 shares of Preferred Stock to the Reporting Person, in accordance with a resolution passed by the Issuer's Board and the prior approval of the majority stockholders of the Company. This issuance is part of a strategic initiative to reinforce and enhance the Issuer's flexibility to optimize its negotiating position in any potential current and/or future engagements with commercial, financial, and/or strategic parties, and to provide defenses against potential hostile third-party actions.

The issuance is subject to the Board reserving the full and unequivocal right to revoke, rescind, transfer or otherwise cancel the issued Preferred Stock in the event the Reporting Person is removed from any position with the Company or resigns from all positions with the Company.

The Independent Members of the Board determined that the issuance represents a pivotal strategic move to reinforce and enhance the Issuer's flexibility to optimize it's negotiating position in any potential current and/or future engagement with commercial, financial, and/or strategic parties, and to provide defenses against potential hostile third-party actions.

The shares of Preferred Stock were issued in reliance upon the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 24,941,340 shares of Common Stock, which amount includes: (i) 19,755,110 shares held directly by Mr. Mo,(ii) 1,400,000 shares held jointly by Mr. Mo and his spouse, Linda Mo, and (iii) an aggregate of 3,786,230 shares underlying various restricted stock unit grants, even though they are not expected to settle or vest within 60 days of this filing, but excludes, shares held by Mr. Mo's son Alexander Mo and shares held by Mr. Mo's son Brandon Mo, over which shares Mr. Mo disclaims beneficial ownership, as Mr. Mo has no control over the dispositive or voting power over the shares and his sons no longer live in the same household as Mr. Mo.

On January 16, 2025, the Board approved the issuance of 270,000 shares of Preferred Stock to the Reporting Person. Mr. Mo is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by Mr. Mo (assuming the vesting and settlement of all RSUs held by Mr. Mo), the aggregate voting power held by Mr. Mo would be 33.11% of all voting rights of the Issuer's voting securities (based on 377,340,297 aggregate votes).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 2, the Reporting Person has not effectuated any other transactions involving the securities of the Issuer in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing this Schedule 13D, no person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Michael Mo: /s/ Michael Mo, Michael Mo (01/17/2025)